PINNACLE ADVISORS LLC

507 Plum Street

Syracuse, NY 13204

July 24, 2019

Nysa Series Trust

507 Plum Street

Syracuse, NY 13204

To the Officers and Trustees of Nysa Series Trust:

This letter will serve to confirm our understanding that, effective as of this date, Pinnacle Advisors LLC (Adviser), the investment adviser to Nysa Fund (Fund), a series of Nysa Series Trust (Trust), will continue to waive the advisory fee to which it is entitled under the Investment Advisory Agreement between the Adviser and the Trust relating to the portfolio management and other services described therein on and after this date (July 24, 2019) until July 31, 2020.

Very truly yours,

Pinnacle Advisors LLC

By:

/S/Robert F. Cuculich

______________________

Robert F. Cuculich

Its:

President